SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C.  20549


                               FORM 11-K




[x]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

           For the fiscal year ended November 30, 1993

                              OR

[ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


           For the transition period from __________ to___________




                       Commission file number 1-2256



                     THRIFT PLAN OF EXXON CORPORATION

                  AND PARTICIPATING AFFILIATED EMPLOYERS


                         (Full title of the plan)


                            EXXON CORPORATION


                   (Name of issuer of the securities)

                    225 E. John W. Carpenter Freeway

                        Irving, Texas 75062-2298




                 (Address of principal executive office)













                   THRIFT PLAN OF EXXON CORPORATION

                AND PARTICIPATING AFFILIATED EMPLOYERS

                             THRIFT FUND

                               INDEX





                                                             Page
                                                             ----
   Financial Statements

      Statement of Net Assets at
      November 30, 1993 and 1992                             2-3

      Statement of Changes in Net Assets for the
      Year ended November 30, 1993                             4

      Notes to Financial Statements                          5-8

   Item 27a-Schedule of Assets Held for Investment
   Purposes at November 30, 1993 (Exhibit 1)                9-16

   Item 27d-Schedule of Reportable
   Transactions (Exhibit 2)                                   17

   Report of Independent Accountants                          18

   Consent of Independent Accountants                         18

   Signatures                                                 19

                      THRIFT PLAN OF EXXON CORPORATION
                        AND PARTICIPATING AFFILIATED
                               THRIFT FUND
                          STATEMENT OF NET ASSETS
                             NOVEMBER 30, 1993
                          (thousands of dollars)


                                       Exxon                Exxon
                                    Corporation          Corporation
                             Common    Common   Equity    Preferred
                             Asset     Stock   Portfolio    Stock
                             Fund      Fund     Fund        Fund      Total
                             -------- --------- --------  --------   -------

Assets

Investments, at current value:
 Fixed income securities    2,696,421         -        -     9,928 2,706,349
 Short-term investment fund    36,949         -        -     6,750    43,699
 Loans to participants        173,905         -        -         -   173,905
 Exxon Corporation
   common stock                     - 2,706,776        -         - 2,706,776
 Wells Fargo index fund             -         -  273,205         -   273,205
 Exxon Corporation
   Class A preferred stock          -         -        -   693,413   693,413
                            --------- ---------  -------   ------- ---------
    Total investments       2,907,275 2,706,776  273,205   710,091 6,597,347

Cash                               47         -        -         -        47
Amounts due from employers          -         -        -    36,152    36,152
Dividends receivable           30,090         -        -         -    30,090
Accrued interest               44,376         -        -        72    44,448
Other receivables              17,065         -        -         -    17,065
Interfund transfers
  receivable (payable)        (23,264)   23,264        -         -         -
                            --------- ---------  -------   ------- ---------
        Total assets        2,975,589 2,730,040  273,205   746,315 6,725,149
                            --------- ---------  -------   ------- ---------

Liabilities

Payables and accrued
   liabilities                 45,419         -        -    18,758    64,177
Notes payable                       -         -        -   675,000   675,000
Subrogation rights obligation       -         -        -    41,061    41,061
                               ------  --------  -------   -------   -------
         Total liabilities     45,419         -        -   734,819   780,238
                               ------  --------  -------   -------   -------

Net assets available for
benefits                    2,930,170 2,730,040  273,205    11,496 5,944,911
                           ========== =========  =======    ====== =========


The accompanying notes are an integral part of these financial statements.

                      THRIFT PLAN OF EXXON CORPORATION
                        AND PARTICIPATING AFFILIATED
                               THRIFT FUND
                          STATEMENT OF NET ASSETS
                             NOVEMBER 30, 1992
                          (thousands of dollars)


                                       Exxon                Exxon
                                    Corporation          Corporation
                             Common    Common   Equity    Preferred
                             Asset     Stock   Portfolio    Stock
                             Fund      Fund     Fund        Fund     Total
                            -------- --------- --------   -------   -------

Assets

Investments, at current value:
 Fixed income securities   2,651,958         -        -         - 2,651,958
 Short-term investment fund   32,028         -        -    18,464    50,492
 Loans to participants       198,445         -        -         -   198,445
 Exxon Corporation
   common stock                    - 2,523,267        -         - 2,523,267
 Wells Fargo index fund            -         -  219,030         -   219,030
 Exxon Corporation
   Class A preferred stock         -         -        -   780,385   780,385
                           --------- ---------  -------   ------- ---------
   Total investments       2,882,431 2,523,267  219,030   798,849 6,423,577


Cash                              37         -        -         -        37
Amounts due from employers       671         -        -    35,650    36,321
Dividends receivable          29,996         -        -         -    29,996
Accrued interest              31,660         -        -        50    31,710
Interfund transfers
  receivable (payable)       (18,527)   13,278    5,249         -         -
                           --------- ---------  -------   ------- ---------
      Total assets         2,926,268 2,536,545  224,279   834,549 6,521,641
                           --------- ---------  -------   ------- ---------

Liabilities

Payables and accrued
   liabilities                14,454       295        -    19,501    34,250
Notes payable                      -         -        -   765,000   765,000
Subrogation rights obligation      -         -        -    53,061    53,061
                              ------ ---------  -------   -------   -------
      Total liabilities       14,454       295        -   837,562   852,311
                              ------ ---------  -------   -------   -------


Net assets available for
benefits                   2,911,814 2,536,250  224,279    (3,013)5,669,330
                          ========== =========  =======   ======= =========


The accompanying notes are an integral part of these financial statements.

                      THRIFT PLAN OF EXXON CORPORATION
                        AND PARTICIPATING AFFILIATED
                               THRIFT FUND
                     STATEMENT OF CHANGES IN NET ASSETS
                    FOR THE YEAR ENDED NOVEMBER 30, 1993
                          (thousands of dollars)


                                       Exxon                Exxon
                                    Corporation          Corporation
                             Common    Common   Equity    Preferred
                             Asset     Stock   Portfolio    Stock
                             Fund      Fund     Fund        Fund      Total
                             -------- --------- --------  --------   -------

Contributions:
 Employer                      38,771         -        -    73,760   112,531
 Employee                     179,815         -        -         -   179,815
                             -------- ---------  -------   -------   -------
   Total contributions        218,586         -        -    73,760   292,346
                             -------- ---------  -------   -------   -------

Investment income:
 Interest                     175,517         -        -       594   176,111
 Dividends                          -   120,004        -    55,586   175,590
 Net appreciation in current
   value of investments           252   142,903   24,468    13,813   181,436
                              -------  --------   ------    ------   -------
   Total investment income    175,769   262,907   24,468    69,993   533,137
                              -------  --------   ------    ------   -------

Interest and
  miscellaneous expense             -         -        -   (42,085)  (42,085)

LESOP conversions                   -   100,785        -  (100,785)        -

Benefit payments
  at current value           (274,436) (124,479)       -         -  (398,915)
Participant withdrawals
  at current value           (103,694)   (5,208)       -         -  (108,902)
Interfund transfers             2,131   (40,215)  24,458    13,626         -
                             --------   -------   ------    ------   -------
  Net increase                 18,356   193,790   48,926    14,509   275,581


Net assets available for benefits:

 At the beginning of year   2,911,814 2,536,250  224,279    (3,013)5,669,330
                            --------- ---------  -------    ------ ---------

 At the end of the year     2,930,170 2,730,040  273,205    11,496 5,944,911
                            ========= =========  =======    ====== =========


The accompanying notes are an integral part of these financial statements.

                    THRIFT PLAN OF EXXON CORPORATION
                 AND PARTICIPATING AFFILIATED EMPLOYERS
                              THRIFT FUND
                     NOTES TO FINANCIAL STATEMENTS



Note 1:     Plan Description


The Thrift Fund is the Trust arrangement of the Thrift Plan of Exxon Corporation and Participating Affiliated Employers. The participants in the Thrift Fund, commonly called the Thrift Plan or the Savings and Investment Program, are eligible employees and former employees of Exxon Corporation and certain affiliated employers. The Thrift Plan is explained in detail in the Exxon Thrift Plan and Trust Summary Plan Description (Summary Plan Description) dated December 1993, as amended from time to time.
The Thrift Plan is an "employee pension benefit plan" described in Section 3(2) of Employee Retirement Income Security Act of 1974 (ERISA) and also a "defined contribution plan" described in Section 3(34) of ERISA.

Eligibility, enrollment, participant and employer contributions, vesting, participation, forfeiture, loans, withdrawals, distribution, and other Thrift Plan provisions are described in detail in the Summary Plan Description. Also set forth in the Summary Plan Description are the investment features and options of the Thrift Plan including, but not limited to, stock purchases and sales, equity unit purchases and sales, extended market unit purchases and sales (first available December 1, 1993), and other transactions.


Note 2:     Accounting Policies


The accounting records of the Thrift Fund are maintained on the accrual basis.

Common Asset securities, Exxon Corporation common stock, and Equity Portfolio investments are stated at market value. Market values are based on quoted prices as of the date of the financial statements, or, if market quotations are not readily available, upon estimated values obtained from a major investment securities firm. Exxon Corporation Class A preferred stock is stated at current value.
Such value was determined by the Trustee of the Thrift Fund.

Net appreciation in the current value of investments includes realized gains and losses on investments sold during the year and unrealized gains and losses on investments held at year-end.

                    THRIFT PLAN OF EXXON CORPORATION
                 AND PARTICIPATING AFFILIATED EMPLOYERS
                              THRIFT FUND
                     NOTES TO FINANCIAL STATEMENTS


Note 3:     Revalued Cost Basis Gains and Losses

The Department of Labor (DOL) requires that the components of net appreciation (depreciation) for investments held in the Exxon Corporation Common Stock Fund, investments held in the Common
Asset Fund, and investments held in the Exxon Corporation Preferred Stock Fund be segregated and calculated on a revalued cost basis for ERISA annual report (Form 5500) reporting purposes. Under the revalued cost basis, realized gains and losses on investments sold are calculated as proceeds less market value at the beginning of the year or, if acquired during the year, historical cost. Unrealized gains and losses are calculated as market value of assets at the end of the year less market value at the beginning of the year or, if acquired during the year, historical cost.

For the Common Asset Fund and the Exxon Corporation Preferred Stock Fund fixed income securities, gains and losses are calculated on the basis of specific security identification. For Exxon Corporation common stock, gains and losses are calculated assuming a first-in, first-out methodology for total shares in the portfolio for all shares sold by participants.

For the years ended November 30, 1993 and 1992, these components of net appreciation (depreciation) were:

                    Exxon Corporation Common Asset Fixed  Exxon Corporation
                      Common Stock    Income Securities    Preferred Stock
                      ------------     -----------------  -----------------
                      1993     1992     1993     1992      1993      1992
                      ----     ----     ----     ----      ----      ----
                                    (thousands of dollars)

Realized Gain (Loss)$ 50,579 $26,364 ($12,827) ($15,837)   $     -   $  -

Unrealized Gain       92,324  29,392   13,079     4,862     13,813      -
                      ------  ------  -------    ------     ------      -
Net Appreciation    $142,903 $55,756  $   252  ($10,975)   $13,813   $  -
   (Depreciation)


Note 4:     Tax Status

In 1993, the Internal Revenue Service issued a favorable determination letter with respect to the qualification of the Thrift Plans under Section 401(a) of the Internal Revenue Code (IRC).
The Trustee believes that the Plan is qualified and, therefore, that the Trust is exempt from tax under IRC Section 501(a).

The federal tax treatment of a qualified plan and trust, as well as distributions from such a plan, are described on pages 37 through 43 of the Summary Plan Description.

                    THRIFT PLAN OF EXXON CORPORATION
                 AND PARTICIPATING AFFILIATED EMPLOYERS
                              THRIFT FUND
                     NOTES TO FINANCIAL STATEMENTS


Note 5:     Expenses

Participating employers pay the administrative expenses of the Thrift Fund with the exception of: (1) brokers' commissions and SEC fees on Exxon Corporation common stock purchases and sales which are paid by Thrift participants purchasing or selling stock and are included in the price of the stock at the time of purchase or sale and (2) management fees, brokerage commissions, and administrative expenses of the Equity Portfolio, which are paid by Thrift participants in the Equity Portfolio Fund.

Note 6:     Direct Dividend Account

A Leveraged Employee Stock Ownership Plan (LESOP) was incorporated into the Thrift Plan on August 1, 1988. This LESOP is commonly referred to as the Direct Dividend Account (DDA) and is described in detail in the Summary Plan Description. In 1989, the Trustee-Thrift Trust borrowed $1.0 billion at a floating rate of interest under the terms of notes, guaranteed by Exxon Corporation, maturing between 1990 and 1999. Remaining annual principal payments on the notes range from $105.0 million to $125.0 million. In addition there are subrogation rights obligations which are mentioned below. The Trustee used the proceeds of the borrowing to purchase 16,349,945 shares of a new issue of Exxon Corporation Class A preferred stock for $61.50 per share. Exxon Corporation Class A preferred stock can be converted into Exxon Corporation common stock at the lower of current common stock market value or $61.50. Dividends are cumulative and payable in an amount per share equal to $4.68 per annum. As of November 30, 1993, there were 16,344,440 shares of Exxon Corporation common stock in the DDA.

Employer contributions to the DDA, plus certain dividends, are used to make principal and interest payments on the notes. Employer contributions are based on a matching program related to employee contributions and are funded annually when principal amounts on the notes are due. As contributions and dividends are credited, shares of preferred stock are proportionately converted into common stock and allocated to participants' accounts. During 1993, 1,638,776 shares, or approximately $101 million, of preferred stock were converted to common stock and allocated. During 1992, 1,539,994 shares, or approximately $95 million, of preferred stock were converted to common stock and allocated. Net dividends on the preferred stock of $56 million and $64 million were paid during 1993 and 1992, respectively, and covered certain principal and interest payments on the notes and interest payments on the subrogation rights referred to below.

The 1993 $90 million principal payment on the notes and $12 million retirement of subrogation rights (referred to below) were

                    THRIFT PLAN OF EXXON CORPORATION
                 AND PARTICIPATING AFFILIATED EMPLOYERS
                              THRIFT FUND
                     NOTES TO FINANCIAL STATEMENTS



funded with approximately $69 million of employer contributions to the DDA, $17 million of common dividends reinvested within the DDA and $16 million of preferred stock dividends and interest income in excess of interest expense. The 1992 $85 million principal payment on the notes and $11 million retirement of subrogation rights (referred to below) were funded with approximately $73 million of employer contributions to the DDA, $12 million of common dividends reinvested within the DDA and $11 million of preferred stock dividends and interest income in excess of interest expense.

Upon its payment in 1991 and 1990 respectively of $11 million and $53 million principal on the notes as guarantor, Exxon Corporation became subrogated to all rights of the holders of such notes with respect to those payments. These subrogation rights include the right to receive payment from the Trustee-Thrift Trust of the remaining principal amounts, if any, plus accrued and unpaid interest thereon, upon final payment of all principal and interest on the notes. During 1992, Exxon Corporation sold these subrogation rights to a third party, which is paid interest thereon on a current basis. Under certain circumstances, the third party may require Exxon Corporation to repurchase these subrogation rights. During 1993, $12 million of the subrogation rights obligation incurred in 1990 was retired, and during 1992, $11 million of the subrogation rights obligation incurred in 1991 was retired.

                   THRIFT PLAN OF EXXON CORPORATION            EXHIBIT 1
                 AND PARTICIPATING AFFILIATED EMPLOYERS
                              THRIFT FUND
       ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               11/30/93
                         (thousands of dollars)

                                     MATURITY             AMORTIZED  CURRENT
      DESCRIPTION            COUPON    DATE    PAR VALUE     COST     VALUE
      -----------            ------    ----    ---------    -----     -----

COMMON ASSET FUND
- -----------------
     CORPORATE BONDS
AT&T CAPITAL CORP M/T/N     9.000%   06/15/94   $ 1,500   $ 1,529   $ 1,542
AT&T CAPITAL CORP M/T/N     5.640%   04/29/94    10,000    10,000    10,084
AT&T CAPITAL CORP M/T/N     5.470%   06/08/94    10,000    10,000    10,098
AT&T CAPITAL CORP M/T/N     5.390%   06/10/94     5,000     5,000     5,047
AT&T CAPITAL CORP M/T/N     5.380%   06/03/94     5,000     5,000     5,045
AT&T CAPITAL CORP M/T/N     5.300%   05/24/94     5,000     5,000     5,042
AT&T CAPITAL CORP M/T/N     5.280%   06/23/94     2,640     2,640     2,665
AT&T CAPITAL CORP M/T/N     5.180%   06/24/94     8,000     8,000     8,072
AT&T CAPITAL CORP M/T/N     4.650%   08/05/94     2,000     2,000     2,014
AT&T CAPITAL CORP M/T/N     4.860%   05/18/95     4,000     4,000     4,034
AM EXPRESS CREDIT CORP      7.375%   02/01/94       470       470       473
AMERICAN HSG TR XI MTG C    6.450%   02/25/07    12,807    12,805    12,911
BCI HOME EQUITY LOAN ABS    7.100%   09/15/06     6,360     6,340     6,423
BNY MASTER CREDIT CARD T    7.950%   04/15/96    22,917    23,163    23,312
BNY MASTER CREDIT CARD T    7.100%   12/15/96    37,060    37,296    38,067
BANCO INTL TRADE, SER A-    6.760%   10/15/96     3,000     3,048     3,185
BANCO INTL TRADE, SER A-    6.760%   10/15/96     3,972     4,036     4,217
BANCO INTL TRADE            6.380%   04/15/94     1,471     1,483     1,488
BANCO INTL TRADE            6.260%   10/15/94     1,471     1,492     1,508
BANCO INTL TRADE            6.160%   04/15/95     1,471     1,495     1,527
BANCO INTL TRADE, SER A-    6.760%   10/15/96     3,000     3,048     3,185
BANCO INTL TRADE            7.440%   04/15/97     3,497     3,573     3,822
BANKERS TRUST NY CORP       9.375%   05/15/94     5,000     5,048     5,116
BARCLAYS BANK M/T/N SER     8.600%   09/15/94    13,400    13,677    13,907
BAYERISCHE LANDESBANK US    6.100%   02/01/95     2,000     2,029     2,048
BAYERISCHE LANDESBANK US    5.750%   02/14/95    14,500    14,446    14,827
BAYERISCHE LANDESBANK US    5.750%   01/31/95     4,000     4,033     4,089
BAYERISCHE LANDESBANK US    4.500%   01/20/95     5,750     5,769     5,798
BAYERISCHE LANDESBANK US    4.625%   04/02/96    14,000    13,992    14,089
BELLSOUTH CAPITAL FUNDIN    5.300%   05/01/95     4,000     4,053     4,057
CFAC GRANTOR TRUST          6.450%   12/15/97     6,976     6,995     7,116
CFC-12 GRANTOR TR CLASS     9.100%   10/16/95     2,541     2,522     2,548
CFC-14 GRANTOR TRUST        7.150%   11/15/06    14,128    14,228    14,189
CTS HOME EQUITY LOAN TRU    7.700%   09/15/06    10,049    10,222    10,473
CAPITAL AUTO RECEIVABLES    5.750%   12/15/97     4,882     4,933     4,963
CAPITAL AUTO RECEIVABLES    4.900%   02/15/98    25,500    25,542    25,631
CAPITAL AUTO RECEIVABLES    5.350%   02/17/98     2,000     2,037     2,020
CAPITAL AUTO RECEIVABLES    4.700%   05/15/97     9,650     9,645     9,644
CAPSTEAD SECURITIES VIII    7.400%   09/25/22     8,000     8,041     8,730
CHASE LINCOLN TRUST 91-A    7.750%   06/15/97     1,842     1,839     1,882
CHEMICAL BANK GRANTOR TR    9.000%   02/15/95     1,915     1,917     1,931
CHEMICAL BANK GRANTOR TR    8.900%   12/15/96     6,088     6,074     6,261
CHEVRON CORP PROFIT SHARE   6.920%   01/01/96     5,000     5,214     5,215
CHEVY CHASE CRED CARD 92    7.550%   10/31/97     5,000     5,015     5,003

                   THRIFT PLAN OF EXXON CORPORATION            EXHIBIT 1
                 AND PARTICIPATING AFFILIATED EMPLOYERS
                              THRIFT FUND
       ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               11/30/93
                         (thousands of dollars)

                                     MATURITY             AMORTIZED  CURRENT
      DESCRIPTION            COUPON    DATE    PAR VALUE     COST     VALUE
      -----------            ------    ----    ---------    -----     -----

CHEVY CHASE CRED CARD 92    7.550%   10/31/97   $15,000   $14,974   $14,934
CHEVY CHASE CRED CARD 92    7.550%   10/31/97    20,000    19,965    20,010
COMDISCO RECEIVABLES TRU    7.700%   05/15/96       571       570       579
COMDISCO RECEIVABLES TRU    6.100%   05/15/97     5,106     5,173     5,162
CONCORD LEASING TRUST 91    6.700%   11/15/97     7,655     7,648     7,685
CONCORD LEASING TRUST       5.310%   05/01/00     8,626     8,586     8,588
CORESTATES HOME EQUITY      5.100%   03/15/09     9,786     9,780     9,533
DELTA FUNDING MTG PASS-T    9.000%   02/25/06     4,203     4,197     4,372
DIAMOND FUNDING CORP        6.350%   11/20/97    31,390    31,377    31,743
DISCOVER CARD TRUST         5.500%   05/16/98    40,000    39,950    40,583
DISNEY WALT MED TERM NOT    7.750%   03/06/95     3,700     3,863     3,872
DUKE PWR CO M/T/N           6.470%   12/15/95     5,000     5,221     5,179
EXPORT FINANCE CORP M/T/    9.070%   01/15/95     1,725     1,800     1,818
FCC GRANTOR TRUST           8.750%   02/15/06     8,113     8,440     8,473
FICAL HOME EQUITY LOAN T    8.900%   11/15/97     4,211     4,282     4,406
FIRST DEP SER 93-1 CL1      4.900%   06/15/00    40,000    39,989    40,200
FIRST INTERSTATE AUTO TR    9.000%   10/15/96     4,588     4,626     4,649
FIRST JERSEY NATL NOTE F   12.875%   12/15/93     4,000     4,005     4,006
FIRST UNION NATL DEP NT     9.000%   06/22/94     8,500     8,658     8,744
FIRST USA CR CARD MASTER    5.200%   06/15/98    39,725    40,042    40,029
FLEET FIN INC               5.450%   03/20/23     9,194     9,188     9,244
FLEET FIN HOME EQUITY 91    6.700%   10/16/06    10,982    10,962    11,288
FLEETWOOD CR 93-B GRANT     4.950%   08/15/08     5,744     5,729     5,689
FORD CR 90-A GRANTOR TR     8.750%   10/15/95     1,711     1,731     1,744
FORD CR 91-A GRANTOR TR     7.800%   02/15/96     3,326     3,332     3,370
FORD CR AUTO LOAN MASTER    5.625%   10/15/95    40,000    40,030    40,632
FORRESTAL CENTER CORP M/    5.670%   05/16/94    10,000    10,000    10,091
GE CAPITAL MTG SERVICES     7.200%   09/15/11     9,104     9,096     9,430
GE CAPITAL MTG SERVICES     5.900%   01/25/01     9,591     9,660     9,649
GMAC 1992-C GRANTOR TR      5.950%   02/15/97     9,241     9,239     9,407
GMAC 1992-D GRANTOR TR      5.550%   05/15/97     9,009     9,003     9,121
GMAC 1992-F GRANTOR TR      4.500%   09/15/97     3,657     3,616     3,663
GENERAL DEVELOPMENT MTG     9.050%   02/25/99     5,450     5,393     5,650
GENERAL ELEC CO             5.875%   12/01/94    28,000    28,000    28,500
GENERAL ELEC CAPITAL COR    8.250%   01/14/95     4,550     4,699     4,747
GENERAL ELEC CAP CORP MT    9.500%   05/23/94    10,000    10,193    10,273
GOVERNMENT EXP TR CL A      6.250%   03/01/97     5,530     5,515     5,509
GREEN TREE FINL CORP        4.750%   10/15/17     7,058     6,934     7,044
GREEN TREE FINL CORP        5.850%   01/15/18    11,536    11,586    11,640
GUARANTEED MTG CORP III     8.500%   06/01/14       231       234       230
HIBERNIA NATL BK GRANTOR    8.300%   12/15/95     3,190     3,181     3,260
HITACHI CREDIT AMER MTN     6.850%   09/11/95    10,000    10,000     9,994
HITACHI CREDIT AMER MTN     7.600%   03/29/95    10,000    10,000    10,001
HITACHI CREDIT AMER MTN     8.540%   12/15/94     5,000     5,110     5,232

                   THRIFT PLAN OF EXXON CORPORATION            EXHIBIT 1
                 AND PARTICIPATING AFFILIATED EMPLOYERS
                              THRIFT FUND
       ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               11/30/93
                         (thousands of dollars)

                                     MATURITY             AMORTIZED  CURRENT
      DESCRIPTION            COUPON    DATE    PAR VALUE     COST     VALUE
      -----------            ------    ----    ---------    -----     -----

HOUSEHOLD CR CARD TR        6.000%   07/15/97   $45,000   $44,912   $45,914
HOUSEHOLD FIN CORP V/R      8.150%   03/19/96     8,864     8,955     9,271
HOUSEHOLD FIN HOME EQU L    4.750%   05/20/08    12,849    12,821    12,813
HYUNDAI AUTO RECEIVABLES    4.300%   05/15/98    11,619    11,608    11,597
IBM CR CORP                 7.200%   02/19/94    15,000    15,065    15,099
IBM CR CORP MEDIUM TERM     7.370%   05/02/94     6,500     6,551     6,594
IBM CR CORP M/T/N           5.580%   05/12/94    10,000    10,000    10,078
JOHNSON & JOHNSON NT        8.500%   08/15/95     4,500     4,804     4,801
JOHNSON & JOHNSON M/T/N     8.000%   03/20/96    20,000    21,604    21,453
KIDDER PEABODY MTG ASSET    8.650%   03/20/18       519       515       527
KIDDER PEABODY MTG ASSET    8.750%   05/01/17       370       367       377
LOMAS MTG FDG CORP II       9.000%   09/20/15     1,302     1,299     1,348
MCA FUNDING CORP M/T/N      4.880%   05/20/96     8,000     8,004     8,516
MCA FDG CORP M/T/N RESTR    4.880%   05/20/96     9,000     8,999     8,997
MCA FDG CORP M/T/N RESTR    4.480%   08/13/96     5,000     4,996     4,938
MERCK & CO INC              7.750%   05/01/96     7,000     7,497     7,473
MERDIAN GRANTOR TR          7.950%   02/15/96     1,463     1,448     1,478
MIDLANTIC AUTO GRANTOR T    4.300%   09/15/97    15,051    14,963    15,043
MIDLANTIC 1990-A AUTOMOB    9.200%   05/15/95       748       753       747
MOBIL CORP M/T/N            4.878%   09/18/95     5,000     5,002     5,033
MORGAN J P & CO INC SUB     8.875%   08/01/94     8,000     8,171     8,268
MORGAN J P & CO INC         5.375%   01/21/95     2,650     2,683     2,687
MORGAN GTY TR CO NEW YORK   8.125%   03/15/96     2,000     2,160     2,136
MORGAN STANLEY MTG TR       6.500%   04/20/08    14,602    14,649    14,703
NBD BK N A M/T/N            6.000%   05/30/95    10,000    10,107    10,253
NATIONAL BK DETROIT M/T/    8.000%   02/14/95     3,350     3,476     3,504
NAVISTAR FINL 1991-1 RST    6.400%   12/15/96     7,453     7,453     7,391
NAVISTAR FINL 1993-A OWN    4.475%   10/15/98     3,000     2,999     2,999
NISSAN AUTO RECEIVABLES     4.300%   09/15/97     5,231     5,182     5,233
NORDIC INVT BK              5.250%   11/30/95    24,500    24,719    24,838
NORDISKA INVESTERINGSBAN    9.500%   12/15/94     7,250     7,508     7,612
NORINCHUKIN BK CTF DEP N    7.875%   04/11/94     1,000     1,007     1,015
NORINCHUKIN BK CTF DEP N    7.625%   05/02/94     6,000     6,006     6,097
NORTHERN ILL GAS CO 1ST     4.500%   03/15/96    10,000     9,969     9,966
NORWEST FINL INC            7.250%   11/01/95     5,000     5,243     5,243
NORWEST FINL INC NT         7.100%   11/15/96     1,300     1,382     1,373
PAINEWEBBER CMO TR SER G    8.000%   04/01/17     1,656     1,626     1,682
PEOPLES BK CR CARD TR       4.800%   12/15/99    24,300    24,276    24,559
PFIZER INC                  7.125%   10/01/96    23,750    25,399    25,117
PITNEY BOWES CR CORP MED    6.640%   04/03/95     5,000     5,116     5,157
PITNEY BOWES CR CORP MED    6.650%   04/03/95     5,000     5,109     5,156
PREMIER AUTO TR 1992-1 A    5.750%   07/15/97     9,159     9,131     9,294
PREMIER AUTO TR ABS         4.900%   10/15/98    25,000    24,940    25,008
PREMIER AUTO TR             4.900%   12/15/98     7,000     7,018     6,971

                   THRIFT PLAN OF EXXON CORPORATION            EXHIBIT 1
                 AND PARTICIPATING AFFILIATED EMPLOYERS
                              THRIFT FUND
       ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               11/30/93
                         (thousands of dollars)

                                     MATURITY             AMORTIZED  CURRENT
      DESCRIPTION            COUPON    DATE    PAR VALUE     COST     VALUE
      -----------            ------    ----    ---------    -----     -----

PREMIER AUTO TR 1993-5 A    4.220%   03/02/99   $10,000   $ 9,988   $ 9,888
PRIVATE EXPORT FDG CORP     6.670%   03/01/94    18,000    18,056    18,080
PRIVATE LABEL CR CARD       5.900%   04/15/98     2,567     2,566     2,580
PROCTER & GAMBLE CO NT      7.100%   09/01/94     6,000     6,062     6,137
PROCTER & GAMBLE CO NT      6.250%   03/15/95     4,000     4,071     4,100
PRUDENTIAL HOME MTG SECS    5.500%   02/25/08     7,699     7,706     7,747
PRUDENTIAL HOME MTG SECS    6.150%   03/25/23     3,500     3,529     3,527
RCI VACATION OWNERSHIP      8.375%   07/25/01     9,528     9,529     9,528
RCSB 1990-B GRANTOR TR      8.900%   05/15/96     2,083     2,073     2,149
RCSB 1991-B GRANTOR TR      6.700%   04/15/97     5,840     5,834     6,005
RABOBANK NEDERLAND MTN      9.250%   09/18/95     3,000     3,203     3,250
RABOBANK NEDERLAND MTN      5.400%   04/25/94     5,000     5,000     5,038
RABOBANK NEDERLAND MTN      4.590%   09/18/95     5,000     4,972     5,023
RABOBANK NEDERLAND MTN      4.500%   01/25/96     3,000     2,985     2,998
RABOBANK NEDERLAND MTN      4.550%   03/01/96     5,000     4,998     4,999
REPUBLIC NATL BK NEW YOR    5.750%   02/01/95    13,000    13,158    13,241
REPUBLIC N Y CORP           6.400%   04/15/95    13,600    13,912    13,955
REPUBLIC NATL BK OF NY      4.750%   10/15/95     2,000     2,009     2,005
REPUBLIC N Y CORP           8.375%   05/01/96     3,720     4,008     3,996
RESIDENTIAL FDG MTG SECS    6.500%   02/25/23     3,278     3,298     3,297
RESIDENTIAL FDG MTG SECS    5.500%   02/25/08     3,150     3,147     3,136
SCFC RECREATIONAL VEH LN    7.250%   09/15/06    10,918    10,924    10,919
SPNB HOME EQUITY LN ABS     8.100%   06/15/20     6,809     6,961     7,209
SAAB 1992-A TRUST SR CTF    6.100%   06/15/98     8,618     8,607     8,712
SEARS CR ACCOUNT MASTER     5.900%   11/16/98    28,000    28,374    28,677
SECURITY PAC AUTO GRANTO    6.700%   01/15/97     2,432     2,428     2,469
SECURITY PAC HOME EQUITY    8.250%   05/10/03     5,967     6,024     6,116
SELECT AUTO RECEIVABLES     7.000%   09/16/96     4,488     4,482     4,601
SELECT AUTO RECEIVABLES     6.250%   11/15/96     4,254     4,238     4,335
SHELL OIL CO                7.700%   02/01/96     9,000     9,537     9,555
SHELL OIL CO                7.125%   08/15/94    32,500    32,982    33,223
SHELL OIL CO NT             7.000%   09/15/95     4,000     4,154     4,175
SHELL OIL CO                6.125%   11/15/94     1,700     1,722     1,734
SONY CAPITAL CORP M/T/N     8.300%   02/15/94     3,500     3,507     3,529
STANDARD CR CARD MASTER     7.875%   09/07/95    35,205    35,611    35,996
STANDARD CR CARD MSTR TR    5.875%   08/07/96    10,000    10,092    10,222
STATE ST BK & TR CO BOST    5.300%   06/17/94    15,000    14,998    15,132
STRUCTURED ASSET SECS CO    6.600%   10/25/24    14,011    14,072    13,942
STRUCTURED MTG ASSET        6.750%   05/25/05     1,872     1,903     1,884
SWISS BANK CORP MED TERM    9.400%   06/13/95     2,500     2,681     2,621
TMS HOME EQUITY LN TR       6.100%   05/15/22     9,553     9,561     9,697
TMS HOME EQUITY LN TR       5.175%   07/15/06    10,828    10,912    10,893
TOYOTA MTR CR CORP NT       7.100%   08/15/94     5,000     5,056     5,109
TOYOTA MTR CR CORP M/T/N    7.850%   02/08/94    15,000    15,040    15,108

                   THRIFT PLAN OF EXXON CORPORATION            EXHIBIT 1
                 AND PARTICIPATING AFFILIATED EMPLOYERS
                              THRIFT FUND
       ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               11/30/93
                         (thousands of dollars)

                                     MATURITY             AMORTIZED  CURRENT
      DESCRIPTION            COUPON    DATE    PAR VALUE     COST     VALUE
      -----------            ------    ----    ---------    -----     -----

UFSB GRANTOR TR             8.400%   08/15/96   $ 2,902   $ 2,898   $ 2,958
USAA CAP CORP 144A M/T/N    4.490%   10/28/96    20,000    20,000    19,721
U S WEST COMMUNICATIONS     5.480%   04/22/94     8,000     7,992     8,059
WACHOVIA BK N C N A M/T/    5.300%   04/29/94    28,900    28,880    29,104
WACHOVIA BK N C N A MEDI    5.000%   01/29/96    11,600    11,595    11,684
WAL MART STORES INC         8.000%   05/01/96     4,000     4,329     4,283
WARNER LAMBERT CO DEB       8.125%   04/24/96     3,035     3,242     3,259
WESTERN FINL AUTO LNS 2     8.350%   10/01/95     2,532     2,531     2,561
WISCONSIN ELEC PWR CO 1S    4.500%   03/15/96     6,000     6,000     5,952
WORLD OMNI LEASE ABS        5.800%   01/15/97    15,739    15,729    15,984
WORLD OMNI 1991-1 A GRAN    7.950%   07/15/96     1,521     1,508     1,550
EUROPEAN INVT BK            7.750%   07/09/96     8,000     8,647     8,565
SHIKOKU ELECTRIC POWER     10.250%   04/26/96    10,000    11,292    11,194
INTERNATIONAL FINANCE CO    5.125%   02/09/96    10,000    10,089    10,144
                                              --------- --------- ---------
   TOTAL CORPORATE BONDS                     $1,703,195$1,718,460$1,733,185

   GOVERNMENT BONDS
FEDERAL HOME LOAN MORTGA    6.450%   08/15/11  $ 19,482  $ 19,493  $ 19,496
FEDERAL HOME LOAN MORTGA    5.750%   01/15/99     3,967     3,965     3,963
FEDERAL HOME LOAN MORTGA    6.000%   10/15/08     9,092     9,101     9,095
FEDERAL HOME LOAN MORTGA    5.700%   09/15/06    20,000    19,938    20,104
FEDERAL HOME LOAN MORTGA    5.150%   01/15/06     5,000     5,000     5,046
FANNIE MAE REMIC TRUST C    6.250%   12/25/09    20,000    19,994    20,118
FEDERAL NATL MTG ASSN GT    5.950%   09/25/06    18,455    18,434    18,585
U S TREASURY NOTES          5.000%   06/30/94     5,000     5,004     5,044
U S TREASURY NOTES          4.250%   05/15/96    10,000     9,954     9,967
U S TREAS SEC STRIPPED      0.000%   08/15/94    18,000    17,363    17,560
U S TREAS SEC STRIPPED      0.000%   11/15/94     8,000     7,604     7,727
U S SVGS SR EE 1/1/93 R/    6.000%   02/01/05   139,896    69,948    69,948
U S SVGS SR EE 9/1/92 R/    6.000%   10/01/04   144,588    72,294    72,294
                                                -------   -------   -------
   TOTAL GOVERNMENT BONDS                      $421,480  $278,092  $278,947

   OTHER BONDS
ALBERTA PROV CDA DEB        9.250%   11/23/94   $13,900   $14,326   $14,591
BANAMEX EXPORT FUNDING      7.580%   10/15/96     1,797     1,825     1,878
BANQUE FRANCAISE COMM EX    9.250%   11/22/95     5,000     5,454     5,459
BANQUE NATL DE PARIS NY     8.200%   04/11/94     2,100     2,122     2,134
BELGIUM KINGDOM             5.280%   01/12/96    10,000    10,116    10,051
BRITISH TELECOM             7.625%   09/30/96    18,235    19,693    19,557
CANADIAN GOVT SEDOL #416    9.000%   02/27/96    40,590    44,177    44,370
COMPAGNIE BANCAIRE          8.250%   05/31/94     9,000     9,097     9,231
CREDIT AGRICOLE             8.750%   11/21/94     3,400     3,489     3,561
DU PONT E I NEMOURS & CO    8.500%   04/17/96    10,000    10,890    10,819

                   THRIFT PLAN OF EXXON CORPORATION            EXHIBIT 1
                 AND PARTICIPATING AFFILIATED EMPLOYERS
                              THRIFT FUND
       ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               11/30/93
                         (thousands of dollars)

                                     MATURITY             AMORTIZED  CURRENT
      DESCRIPTION            COUPON    DATE    PAR VALUE     COST     VALUE
      -----------            ------    ----    ---------    -----     -----

DU PONT E I DE NEMOURS &    9.000%   07/18/94   $22,980   $23,545   $23,667
ENERGIE BEHEER NEDERLAND    9.000%   10/17/95     7,730     8,353     8,363
GUINNESS FINANCE            9.000%   01/08/96     5,000     5,350     5,431
HALIFAX BUILDING SOCIETE    5.000%   06/21/96    10,000    10,138    10,180
INTER AMERN DEV BK         11.625%   12/01/94     2,000     2,109     2,145
INTER AMERICAN DEV BANK     8.375%   12/27/95    13,190    14,138    14,204
JAPAN FINL CORP             9.875%   02/23/96     5,000     5,520     5,553
KANSAI ELEC PWR EURO       10.000%   03/30/96    10,000    11,095    11,131
MCDONALDS CORP EURO         2.750%   05/06/94     2,750     2,719     2,740
MOUNTAIN STS TEL & TEL E    7.625%   05/15/96    11,000    11,704    11,674
NEW ZEALAND SEDOL 463344    9.000%   08/30/94    20,000    20,401    20,850
NIPPON TELE & TELE          9.375%   03/03/95     5,000     5,299     5,316
ONTARIO PROV CDA NT        12.500%   04/04/94     7,700     7,855     7,914
OSPREY MTG LTD NO.7 CL A    5.250%   07/10/97     6,500     6,621     6,435
PANASONIC FIN INC           8.470%   11/18/94     3,000     3,055     2,979
SAINSBURY J                 8.500%   05/09/96     3,000     3,260     3,244
SAINSBURY J                 9.125%   10/02/96     3,000     3,353     3,315
SPAIN KINGDOM M/T/N         9.380%   05/25/94     2,000     2,038     2,054
SPAIN KINGDOM M/T/N         8.430%   01/25/95     3,000     3,135     3,144
KINGDOM OF SPAIN M/T/N      9.130%   10/05/95     2,000     2,160     2,161
KINGDOM OF SPAIN M/T/N      8.650%   12/15/95     1,870     2,008     2,015
UNILEVER CAP CORP           8.000%   05/28/96    25,150    26,991    26,942
BELGIUM KINGDOM             5.220%   10/23/95     3,000     3,030     3,037
CHUBU ELECTRIC POWER        7.000%   03/26/96    10,100    10,668    10,586
DENMARK KINGDOM UNSUB       7.250%   09/25/96     5,175     5,533     5,492
DENMARK KINGDOM UNSUB       5.250%   11/03/95    10,000    10,125    10,175
ABB INTL FIN NV KEEPWELL    6.375%   02/20/96    19,000    19,658    19,641
GUINNESS FINANCE BV         6.500%   04/06/95     2,100     2,149     2,162
INTER AMERICAN DEV BK EU   10.500%   09/11/95    15,000    16,504    16,584
INTER AMERICAN DEV BK EU    7.625%   09/10/96     9,400    10,161    10,087
INTERNATIONAL BK FOR REC    9.750%   05/10/96    21,000    23,558    23,377
SWEDEN KINGDOM DEB          5.500%   12/01/95    20,400    20,713    20,821
                                                -------   -------   -------
   TOTAL OTHER BONDS                           $401,067  $424,135  $425,070

  CERTIFICATES OF DEPOSIT
AMERITRUST CLEV OH C/D A    9.020%   02/28/94   $ 5,000   $ 5,136   $ 5,223
BAYERISCHE LANDESBANK YC    4.800%   02/28/94    10,000    10,101    10,046
CENTRAL BK OF THE SOUTH     5.050%   12/15/93     5,000     5,000     5,005
CENTRAL BK OF THE SOUTH     5.000%   12/16/93     5,000     5,000     5,005
CENTRAL BANK SOUTH C/D A    5.650%   05/16/94    10,000    10,000    10,127
CENTRAL BK SOUTH C/D        5.125%   01/31/94     5,000     5,003     5,051
CENTRAL BK OF SOUTH C/D     5.570%   12/01/93     5,000     5,000     5,125
CENTRAL FIDELITY BK C/D     5.650%   05/18/94    20,000    20,002    20,257

                   THRIFT PLAN OF EXXON CORPORATION            EXHIBIT 1
                 AND PARTICIPATING AFFILIATED EMPLOYERS
                              THRIFT FUND
       ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               11/30/93
                         (thousands of dollars)

                                     MATURITY             AMORTIZED  CURRENT
      DESCRIPTION            COUPON    DATE    PAR VALUE     COST     VALUE
      -----------            ------    ----    ---------    -----     -----

CENTRAL FIDELITY BK C/D     5.690%   05/10/94   $ 5,000   $ 5,000   $ 5,062
COMERICA BK DETROIT C/D     9.650%   01/27/94     3,000     3,242     3,235
DRESDNER BANK A G NY BRA    5.400%   12/21/93     2,000     2,029     2,029
FIFTH THIRD BK CIN OH C/    8.880%   02/23/94     2,000     2,063     2,091
FIFTH THIRD BK CINCINNAT    9.450%   06/07/94     2,000     2,043     2,068
FIRST ALABAMA BK C/D        6.510%   03/12/94    10,000    10,000    10,230
FIRST HAWAIIAN BK C/D       5.900%   01/02/95    10,000    10,000    10,180
FIRST HAWAIIAN BK C/D       8.550%   07/01/94     1,000     1,017     1,032
FIRST UNION NATL BK N C     8.320%   08/08/94     5,000     5,127     5,183
HUNTINGTON NATL BK C/D      7.690%   12/22/93     7,000     7,000     7,021
LASALLE NATL BK CHICAGO     5.550%   02/13/95     5,000     4,978     5,077
LASALLE NATL BK CHICAGO     5.950%   03/06/95     5,000     4,975     5,099
MBNA AMER BK N A NEWARK     4.100%   10/15/96     5,000     4,956     4,883
MBNA AMER BK N A NEWARK     4.300%   09/03/96    10,000     9,914     9,844
MBNA AMER BK N A NEWARK     4.250%   09/09/96     5,000     4,950     4,915
MBNA AMER BK N A NEWARK     4.200%   09/30/96    10,000     9,908     9,819
MERCANTILE SAFE DEP & TR    6.480%   03/03/94     5,000     5,000     5,182
MERCANTILE SAFE DEP & TR    6.480%   03/03/94     5,000     5,000     5,124
MERCANTILE SAFE DEP & TR    4.770%   04/01/94    10,000    10,000    10,006
MERCANTILE-SAFE DEP & TR    4.850%   02/03/94     5,000     5,000     5,043
MERCANTILE SAFE DEP & TR    5.360%   01/07/94     5,000     5,000     5,074
OLD KENT BK & TR CO C/D     5.000%   02/28/94     5,000     5,001     5,040
OLD KENT BK & TR CO C/D     5.150%   01/20/94     5,000     5,001     5,012
OLD KENT BANK AND TRUST     4.620%   03/09/94     2,000     2,000     2,001
PITTSBURGH NATL BK C/D N    6.350%   12/15/94    21,500    21,659    21,659
PITTSBURGH NATIONAL BK C    8.900%   06/22/94     1,000     1,013     1,027
SECURITY PAC NATL BK C/D    9.050%   05/31/94     4,000     4,074     4,122
SOUTH CAROLINA NATL BK D    9.400%   09/20/95     5,000     5,396     5,446
UNION BK C/D                6.550%   04/29/94    20,000    20,000    20,637
UNION BK C/D                5.570%   01/17/94    10,000    10,000    10,239
                                                -------   -------   -------
   TOTAL CERTIFICATES OF DEPOSIT               $255,500  $256,588  $259,219
                                                -------   -------   -------

      TOTAL FIXED INCOME SECURITIES          $2,781,242$2,677,275$2,696,421


BANK OF NEW YORK           N/A         N/A       36,949    36,949    36,949
   SHORT TERM INVST FUND

PARTICIPANT LOANS (RATES   N/A         N/A        N/A       N/A     173,905
   FROM 11.75 TO 6.5,                         --------- --------- ---------
   MAXIMUM PERIOD OF
   REPAYMENTS IS 60 MONTHS)
         TOTAL COMMON ASSET INVESTMENTS      $2,818,191$2,714,224$2,907,275
                                              ========= ========= =========

                   THRIFT PLAN OF EXXON CORPORATION            EXHIBIT 1
                 AND PARTICIPATING AFFILIATED EMPLOYERS
                              THRIFT FUND
       ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               11/30/93
                         (thousands of dollars)



                                                SHARES/              CURRENT
       FUND/ISSUE                                UNITS      COST      VALUE
       ----------                               ------      ----      -----

EXXON CORPORATION PREFERRED STOCK FUND
- --------------------------------------

*EXXON CORPORATION CLASS A PREFERRED STOCK       11,050  $679,600  $693,413
(thousands of shares)

GE CAPITAL COMMERCIAL PAPER                       N/A       9,928     9,928

*BANK OF NEW YORK SHORT TERM INVESTMENT FUND      N/A       6,750     6,750


EXXON CORPORATION COMMON STOCK FUND
- -----------------------------------

*EXXON CORPORATION COMMON STOCK                  43,136$1,833,815$2,706,776
(thousands of shares)


EQUITY PORTFOLIO FUND
- ---------------------

WELLS FARGO EQUITY INDEX FUND                     2,788  $166,938  $273,205
(thousands of shares)

                                                    EXHIBIT 2



                       THRIFT PLAN OF EXXON CORPORATION
                    AND PARTICIPATING AFFILIATED EMPLOYERS
                 ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                             TRUSTEE--THRIFT FUND

                            (thousands of dollars)





Identity of Party Involved:     Exxon Corporation

Description of Asset:           Exxon Corporation Common Stock



Total          Total        Total         Total
Number         Number       Dollar        Dollar
  of             of        Value of      Value of        Net
Purchases      Sales       Purchases       Sales        Gain
- ---------      -----       ---------     --------       ----

10,841,201    8,087,031    $699,743     $522,427     $177,316



Schedule prepared following 29CFR 2520.103-6(d)(2).

                      REPORT OF INDEPENDENT ACCOUNTANTS
                      ---------------------------------


To the Trustee of the Thrift Fund

In our opinion, the financial statements (pages 2-8) listed in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Thrift Fund of the Thrift Plan of Exxon Corporation and Participating Affiliated Employers (the Thrift Fund) at November 30, 1993 and 1992, and the changes in its net assets available for benefits for the year ended November 30, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Trustee of the Thrift Fund; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee of the Thrift Fund, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Exhibits 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE
Houston, Texas
March 10, 1994



                      CONSENT OF INDEPENDENT ACCOUNTANTS
                      ----------------------------------

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-19057) and the related
Prospectus for the Thrift Plan of Exxon Corporation and
Participating Affiliated Employers of our report dated March 10,
1994 appearing on page 18 of this Annual Report on Form 11-K.


PRICE WATERHOUSE
Houston, Texas
March 10, 1994

                            SIGNATURES
                         _________________



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.



                           THRIFT PLAN OF EXXON CORPORATION

                           AND PARTICIPATING AFFILIATED EMPLOYERS

                           (Name of Plan)

                                      EDGAR A. ROBINSION
                           By ___________________________________

                           Edgar A. Robinson
                           Chairman, Thrift Trustee

Dated:  March 10, 1994